# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UroGen Pharma Ltd., CIK 0001668243
CUSIP: M96088105
Title of class of securities: Ordinary Shares, par value NIS 0.01 per share
Address of issuer's principal executive offices: 9 HA'TA'ASIYA ST, RA'ANANA, Israel (L3), 4365007
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000947263

## Reporting persons
- The Toronto-Dominion Bank: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,616,714; shared voting power 0; sole dispositive power 2,616,714; shared dispositive power 0; aggregate amount beneficially owned 2,616,714 (5.4% of the class)
- TD SECURITIES INC.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,306; shared voting power 0; sole dispositive power 1,306; shared dispositive power 0; aggregate amount beneficially owned 1,306 (0% of the class)

## Item 1. Issuer
Name of issuer: UroGen Pharma Ltd.
Address of issuer's principal executive offices:
9 HA'TA'ASIYA ST, RA'ANANA, ISRAEL
4365007

## Item 2. Person Filing
Name of person filing:
The Toronto-Dominion Bank

TD SECURITIES INC.
Address of principal business office or, if none, residence:
The principal office address of The Toronto-Dominion Bank ("TD Bank"):

66 Wellington Street West
12th Floor TD Tower
Toronto, Ontario, Canada
M5K 1A2

The principal office address of TD Securities Inc. ("TDSI"):

55 King Street West
TD Tower 12th Floor
Toronto, Ontario, Canada
M5K 1A2
Citizenship:
The Toronto-Dominion Bank - CANADA (FEDERAL LEVEL)

TD SECURITIES INC. - ONTARIO, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail:
TD Bank - Bank
TDSI - Broker Dealer

## Item 4. Ownership
Amount beneficially owned:
2,618,020

TD Bank has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 2,616,714 of these shares and
TDSI has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,306 of these shares.

This schedule is jointly filed by TD Bank and TDSI. TD Bank is the sole owner of TDSI. TD Bank may be deemed to hold an indirect interest in the shares reported herein by TDSI by virtue of its ownership of TDSI. TD Bank disclaims ownership of the shares reported herein by TDSI except to the extent of its pecuniary interest therein.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the US Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Percent of class: 5.4
Sole power to vote or to direct the vote:
The Toronto-Dominion Bank - 2,616,714

TD SECURITIES INC. - 1,306
Shared power to vote or to direct the vote:
The Toronto-Dominion Bank - 0

TD SECURITIES INC. - 0
Sole power to dispose or to direct the disposition:
The Toronto-Dominion Bank - 2,616,714

TD SECURITIES INC. - 1,306
Shared power to dispose or to direct the disposition:
The Toronto-Dominion Bank - 0

TD SECURITIES INC. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares of UroGen Pharma Ltd. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 15, 2026

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Executive Vice President & Chief Operating Officer

TD SECURITIES INC.

By: /s/ Greg Nowakowski
Title: Chief Compliance Officer

## Signatures
- The Toronto-Dominion Bank: Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (05/15/2026)
- TD SECURITIES INC.: Greg Nowakowski, Greg Nowakowski / Chief Compliance Officer (05/15/2026)